Filed by Maxwell Technologies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-9 under the
Securities Exchange Act of 1934
Subject Company: Maxwell Technologies, Inc.
(Commission File No. 001-15477)

On February 27, 2019, Emily Lough, Vice President, General Counsel & Secretary of Maxwell Technologies, Inc. (“Maxwell”), sent the following email to employees of Maxwell:

Dear Maxwell Colleagues,

If you are a Maxwell shareholder, you likely have received an email or physical mail regarding a tender offer for Maxwell Technologies, Inc. made by Cambria Acquisition Corp.  These are materials related to the proposed Tesla merger.  Cambria Acquisition Corp. is the merger subsidiary established by Tesla, Inc. for the proposed merger announced on February 4, 2019.

Pursuant to the terms of the merger agreement, Franz, Dave, myself and our Board have tendered our shares and support the merger. By tendering shares, you are supporting the merger and agreeing to receive Tesla shares in the exchange offer.

Cheers,
Emily

Emily Lough | Vice President, General Counsel & Secretary
Maxwell Technologies, Inc. | 3888 Calle Fortunada, San Diego, CA 92123

Additional Information and Where to Find It
The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Maxwell will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Tesla and its acquisition subsidiary will file a tender offer statement on Schedule TO, Tesla will file a registration statement on Form S-4 and Maxwell will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Maxwell’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tesla will be available free of charge under the Financials heading of the Investor Relations section of Tesla’s website at ir.tesla.com/investor-relations. Copies of the documents filed with the SEC by Maxwell will be available free of charge under the SEC filings heading of the Investors section of Maxwell’s website at investors.maxwell.com.

Forward-Looking Statements
This communication contains forward-looking information related to Maxwell and the acquisition of Maxwell by Tesla that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, Maxwell’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Maxwell, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Maxwell to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Maxwell’s shares being validly tendered into the exchange offer to meet the minimum condition; Maxwell’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Maxwell’s common stock or on Maxwell’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in dry electrode technology; the competitive nature of the market in which Maxwell participates; Maxwell’s ability to protect its intellectual property rights; the ability to develop new technologies, products, services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments.
For further information regarding risks and uncertainties associated with Maxwell’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our SEC filings, including, but not limited to, our annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. Copies of these documents are available with the SEC at www.sec.gov or may be obtained by visiting our investor relations website at investors.maxwell.com. The forward-looking statements contained herein are based on the current expectations and assumptions of Maxwell and not on historical facts. The Company undertakes no duty to update any forward-looking statement to reflect actual results or changes in the Company’s expectations.